

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 13, 2010

Scott Hildebrandt
Vice President and
Chief Financial Officer
Planar Systems, Inc.
1195 NW Compton Dr.
Beaverton, Oregon 97006

> **Re: Planar Systems, Inc.**
> **Form 10-K for the year ended September 25, 2009**
> **Filed December 1, 2009**
> **File No. 0-23018**

Dear Mr. Hildebrandt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief